EXHIBIT 99.1

Endeavour Silver Amends and Restates Project Loan Credit Facility to Include Additional Credit Facility of US$15 Million

VANCOUVER, British Columbia, June 24, 2025 (GLOBE NEWSWIRE) --  Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce that its wholly-owned subsidiary, Terronera Precious Metals, S.A. de C.V. (Terronera) has amended and restated the previously announced senior secured debt facility (the “Credit Facility”) with ING Capital LLC (together with ING Bank N.V.) and Societe Generale acting as Joint Lead Arrangers. The Credit Facility was announced by press release on October 10, 2023.

Among other things, the Credit Facility was amended and restated to increase the principal amount of up to $120,000,000 by an additional $15,000,000, bringing the aggregate principal amount up to $135,000,000.

Proceeds from the Credit Facility will be used towards completing commissioning at the Company’s Terronera Project in Jalisco state, Mexico and for general working capital purposes. All references to dollars ($) in this news release are in United States dollars.

As a condition to funding and a risk management strategy, Terronera has entered into zero cost collars to partially manage silver price exposure and cash flows over the next twelve months. With these zero cost collars, Terronera has protected the downside at $31.00 per ounce and will participate in any silver appreciation up to $42.00 over that period for approximately 968,000 silver ounces.

Terronera commissioning activities are proceeding as planned and remain aligned with management’s expectations. The Company will provide an update as it approaches the commencement of commercial production.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and Peru, and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information

Allison Pettit
Director, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, including anticipated timing of the Project, the Company’s plans and expectations regarding the Project, the Credit Facility and anticipated timing of and completion of conditions precedent thereof, the silver hedging program and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the completion of conditions precedent to drawdown under the Credit Facility and the Company’s ability to successfully drawdown under the Credit Facility; the ongoing effects of inflation and supply chain issues on Project economics; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining input and labour; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Peruvian sol, Mexican peso, Chilean peso, Canadian dollar and U.S. dollar) and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability of the Company to successfully drawdown under the Credit Facility, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the Project’s forecasted economics as of 2025, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.